UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                               Stolt Offshore S.A.
                               -------------------
                                (Name of Issuer)

                         Common Shares, $2.00 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    861567105
                                    ---------
                                 (CUSIP Number)

Alan B. Winsor, Esq.                                 with copies to:
Stolt-Nielsen Inc.                                   Gregory Pryor, Esq.
Eight Sound Shore Drive                              White & Case LLP
Post Office Box 2300                                 1155 Avenue of the Americas
Greenwich, CT  06836                                 New York, NY 10036
203-625-3667                                         212-819-8200
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                     Various
                                     -------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                  SCHEDULE 13D

--------------------------------
CUSIP No. 861567105
--------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
          Jacob Stolt-Nielsen
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          OO
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Norway
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY     7        SOLE VOTING POWER
EACH REPORTING PERSON WITH                          641,175*
                                           -------------------------------------
                                           8        SHARED VOTING POWER
                                                    79,448,060*
                                           -------------------------------------
                                           9        SOLE DISPOSITIVE POWER
                                                    641,175*
                                           -------------------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    79,448,060*
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          80,089,235*
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          42.04%*+
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN

* See Item 2.
+ Calculated using the number of shares outstanding as of June 30, 2004.

-------------------------------------
CUSIP No. 861567105
-------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
          Ansbacher (Cayman) Limited
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          OO
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY     7        SOLE VOTING POWER
EACH REPORTING PERSON WITH                          0
                                           -------------------------------------
                                           8        SHARED VOTING POWER
                                                    79,414,260*
                                           -------------------------------------
                                           9        SOLE DISPOSITIVE POWER
                                                    0
                                           -------------------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    79,414,260*
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          79,414,260*
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          41.68%*+
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

* See Item 2.
+ Calculated using the number of shares outstanding as of June 30, 2004.

-------------------------------------
CUSIP No. 861567105
-------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
          Ansbacher Bank and Trust Company (Cayman) Limited(1)
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          OO
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY     7        SOLE VOTING POWER
EACH REPORTING PERSON WITH                          0
                                           -------------------------------------
                                           8        SHARED VOTING POWER
                                                    79,414,260*
                                           -------------------------------------
                                           9        SOLE DISPOSITIVE POWER
                                                    0
                                           -------------------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    79,414,260*
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          79,414,260*
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          41.68%*+
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

* See Item 2.
+ Calculated using the number of shares outstanding as of June 30, 2004.
-------------
(1) Ansbacher Bank and Trust Company (Cayman) Limited was known as Cayman International Trust Company Limited until May 27, 2004.

-------------------------------------
CUSIP No. 861567105
-------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
          Fiducia Ltd.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          OO
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Bermuda
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY     7        SOLE VOTING POWER
EACH REPORTING PERSON WITH                          0
                                           -------------------------------------
                                           8        SHARED VOTING POWER
                                                    79,414,260*
                                           -------------------------------------
                                           9        SOLE DISPOSITIVE POWER
                                                    0
                                           -------------------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    79,414,260*
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          79,414,260*
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          41.68%*+
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

* See Item 2.
+ Calculated using the number of shares outstanding as of June 30, 2004.

-------------------------------------
CUSIP No. 861567105
-------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Stolt-Nielsen S.A.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                       (b) [ ]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          OO
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Luxembourg
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY     7        SOLE VOTING POWER
EACH REPORTING PERSON WITH                          0
                                           -------------------------------------
                                           8        SHARED VOTING POWER
                                                    79,414,260*
                                           -------------------------------------
                                           9        SOLE DISPOSITIVE POWER
                                                    0
                                           -------------------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    79,414,260*
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          79,414,260*
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          41.68%*+
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

* See Item 2.
+ Calculated using the number of shares outstanding as of June 30, 2004.

Item 1.  Security and Issuer

     The statement on Schedule 13D filed with the Securities and Exchange Commission on February 17, 1998 relating to the Common Shares, $2.00 par value (the "Common Shares"), of Stolt Offshore S.A. (the "Company") is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the previously filed statement on Schedule 13D.

     The principal executive offices of the Company are c/o Stolt Offshore M.S. Ltd., Dolphin House, Windmill Road, Sunbury-on-Thames, Middlesex TW16 7HT England, telephone number + 44 1932 773 700.

Item 2.   Identity and Background

     This statement on Schedule 13D is being filed by Mr. Jacob Stolt-Nielsen, Stolt-Nielsen S.A. ("SNSA"), Fiducia Ltd. ("Fiducia"), Ansbacher (Cayman) Limited ("Ansbacher") and Ansbacher Bank and Trust Company (Cayman) Limited(1) ("ABTC", and together with Mr. Stolt-Nielsen, SNSA, Fiducia and Ansbacher, the "Reporting Persons"). Ansbacher and ABTC are trustees holding all of the shares of Fiducia and are not controlled by the Company or Mr. Stolt-Nielsen. According to a Schedule 13D filed by Fiducia, Ansbacher, ABTC and
Mr. Stolt-Nielsen concurrently with this filing, Fiducia beneficially owns 42.97% of the common shares of SNSA.

     This Schedule 13D does not describe the intermediate holding company Stolt-Nielsen Transportation Group Ltd. ("SNTG"). SNTG is a wholly owned subsidiary of SNSA and exercises no material influence over the voting or disposition of the securities covered by this Schedule 13D, except to the extent that it may have officers and/or directors in common with the companies described herein.

     The attached Schedule A is a list of the executive officers and directors of SNSA which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

     The attached Schedule B is a list of the executive officers and directors of Fiducia which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

     During the last five years, none of the Reporting Persons and, to the best knowledge of SNSA and Fiducia, none of the persons named on Schedules A and B, respectively, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

-------------
(1) Ansbacher Bank and Trust Company (Cayman) Limited was known as Cayman International Trust Company Limited until May 27, 2004.

Item 3.  Source and Amount of Funds or Other Consideration

     See "Item 4--Purpose of Transaction."

Item 4.  Purpose of Transaction

     Item 4 is hereby amended by adding the following information:

     On March 7, 2001, the Company implemented a share reclassification pursuant to which all then outstanding non-voting Class A Shares were reclassified as Common Shares on a one-for-one basis (the "Reclassification"). Upon the completion of the Reclassification, SNSA beneficially owned an aggregate of 46,275,223 Common Shares (including the Common Shares it has a right to acquire by converting its Class B Shares as described in Item 2), or approximately 53.1% of the outstanding Common Shares (assuming the conversion of all Class B Shares).

     On June 26, 2002, SNSA exchanged $24,000,000 principal amount of outstanding debt owing by the Company to SNSA for 3,000,000 Common Shares of the Company (comprised of existing shares held by a wholly owned subsidiary of the Company) at an exchange price of $8.00 per share.

     On September 26, 2002, SNSA agreed to exchange $40,000,000 principal amount of outstanding debt owing by the Company to SNSA for 9,411,765 Common Shares of the Company (comprised in part of existing shares and in part of newly issued shares) at an exchange price of $4.25 per share. As further described below, the exchange was completed in two parts: (1) on November 14 and 19, 2002, with the transfer of 3,392,478 Common Shares of the Company (comprising existing shares owned by a wholly owned subsidiary of the Company) to SNSA and (2) on November 26, 2002, with the issuance of 6,019,287 new Common Shares of the Company to SNSA.

     On November 19, 2002, the Company completed a series of transactions whereby it sold to SNSA for proceeds totaling $14.4 million a total of 3,392,478 Common Shares previously issued to NKT Holdings A/S and Groupe Vinci S.A., which the Company had repurchased as part of a transaction to settle share price guarantees in respect of the acquisitions of ETPM S.A. and NKT Flexibles I/S, respectively.

     On November 26, 2002, the Company issued 6,019,287 Common Shares to SNSA for proceeds of $25.6 million to repay the remaining outstanding portion of the $64.0 million loan provided by SNSA to assist in funding the settlement of share price guarantees in respect of the acquisitions of ETPM S.A. and NKT Flexibles I/S.

     On February 13, 2004, SNSA converted its 34,000,000 Class B Shares into 17,000,000 Common Shares of the Company.

     On February 13, 2004, the Company completed a private placement with European investors of 45.5 million new Common Shares at a subscription price of $2.20 per share, resulting in gross proceeds of approximately $100 million.

     On February 25, 2004, SNSA completed the sale of 2,000,000 Common Shares in offshore transactions with institutional investors at a price of 24 Norwegian kroners per Common Share, which was approximately $3.46 per share at the then current exchange rate.

     On April 21, 2004, SNSA exchanged $50 million of outstanding subordinated debt owed by the Company to SNSA for 22,727,272 newly issued Common Shares of the Company at an exchange price of $2.20 per Common Share.

     On May 25, 2004, the Company closed an offering of 29,900,000 Common Shares at a subscription price of $2.20 per share, resulting in gross proceeds of approximately $65.8 million.

Item 5.    Interest in Securities of the Issuer

     (a) (i) Mr. Stolt-Nielsen may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

          (ii) Ansbacher may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

          (iii) ABTC may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

          (iv) Fiducia may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

          (v) SNSA may be deemed to be the beneficial owner of Common Shares as set forth on the applicable cover page.

          (vi) Aside from Mr. Jacob Stolt-Nielsen, of the persons listed in Schedule A and Schedule B, the following are the beneficial owners of Common Shares in amounts shown next to their names:

     Niels G. Stolt-Nielsen                                     35,750

     Jan Chr. Engelhardtsen                                     34,750

     John G. Wakely                                             8,000

     Tom Ehret                                                  100,000

     James B. Hurlock                                           3,875

     Christopher J. Wright                                      95,150

     (b) Reference is made to the applicable cover page for each Reporting Person for information concerning the number of shares as to which there is sole or shared power to vote or to direct the vote or sole or shared power to dispose or to direct the disposition. Where the power to vote or to direct the vote of Common Shares is shared, the Reporting Person shares such power with the other Reporting Persons. Where the power to dispose or to direct the disposition of Common Shares is shared, the power is shared with the other Reporting Persons.

     (c) None of the Reporting Persons and none of the persons listed on Schedule A and Schedule B has effected any transactions in the Common Shares during the past 60 days other than as described in "Item 4--Purpose of Transaction" and other than as follows:

          (i) Jacob Stolt-Nielsen acquired 259,000 Common Shares in the May 25, 2004 offering described in Item 4 above.

          (ii) James B. Hurlock acquired 2,000 Common Shares in the May 25, 2004 offering described in Item 4 above.

          (iii) John G. Wakely acquired 4,000 Common Shares in the May 25, 2004 offering described in Item 4 above.

          (iv) Christopher J. Wright acquired 39,000 Common Shares in the May, 25, 2004 offering described in Item 4 above.

     (d) All dividends received on Common Shares described in this Schedule 13D and proceeds from the sale thereof are received by SNSA for the benefit of SNSA and its shareholders.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Board of Directors of Fiducia has granted a power of attorney to Mr. Stolt-Nielsen to vote the Common Shares held by Fiducia and to act on behalf of Fiducia at any meeting of the shareholders of SNSA.

Item 7.   Material to be Filed as Exhibits

          Exhibit No.    Description
          ----------     -----------

          1              Consent of Ansbacher (Cayman) Limited

          2              Consent of Ansbacher Bank and Trust Company
                         (Cayman) Limited

          3              Consent of Fiducia Ltd.

          4              Consent of Stolt-Nielsen S.A.

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 15, 2004

                                            /s/ Jacob Stolt-Nielsen
                                            -----------------------
                                            Jacob Stolt-Nielsen

                                                                      SCHEDULE A

I.       SNSA

         Each person named below is a director or executive officer of SNSA:

                                                                               Present Principal Occupation
     Name and Citizenship                     Business Address                        or Employment
-------------------------------    ----------------------------------------   -------------------------------
Jacob Stolt-Nielsen                c/o Stolt-Nielsen Limited                  Chairman of the Board of
Norwegian                          Aldwych House                              Stolt-Nielsen S.A. and
                                   71-91 Aldwych                              Chairman of the Board of
                                   London WC2B 4HN                            Stolt Offshore S.A.
                                   ENGLAND

Niels G. Stolt-Nielsen             c/o Stolt-Nielsen Limited                  Director and Chief Executive
Norwegian                          Aldwych House                              Officer, Stolt-Nielsen S.A.
                                   71-91 Aldwych
                                   London  WC2B 4HN
                                   ENGLAND

Roelof Hendriks                    c/o CSM NV                                 Director, Stolt-Nielsen S.A. and
Dutch                              P.O. Box 349                               Chief Financial Officer, CSM N.V.
                                   1000 AH Amsterdam
                                   THE NETHERLANDS

Erling C. Hjort                    Wikborg, Rein & Co.                        Director, Stolt-Nielsen S.A.
Norwegian                          Kronprinsesse Marthas Plass 1              and Senior Partner with
                                   P.O. Box 1513 Vika                         Wikborg Rein in Oslo
                                   0117 Oslo,
                                   NORWAY

James B. Hurlock                   46 Byram Drive                             Director, Stolt-Nielsen S.A.
American                           Greenwich                                  and Stolt Offshore S.A.
                                   Connecticut  06830

Jacob B. Stolt-Nielsen             c/o Stolt-Nielsen Inc.                     Director and Executive Vice
Norwegian                          Eight Sound Shore Drive                    President, Stolt-Nielsen S.A.
                                   Greenwich
                                   Connecticut  06836

Christen Sveaas                    Stranden 1A                                Director, Stolt-Nielsen S.A.,
Norwegian                          N-0250 Oslo                                Chairman, Kistefos AS and
                                   NORWAY                                     Director, Orkla ASA and
                                                                              HemoCue AB

Christopher J. Wright              8 Redcliff Mews                            Director, Stolt-Nielsen S.A.
British                            London SW10 9JU
                                   ENGLAND

Jan Chr. Engelhardtsen             c/o Stolt-Nielsen Limited                  Chief Financial Officer of
Norwegian                          Aldwych House                              Stolt-Nielsen S.A.
                                   71-91 Aldwych
                                   London WC2B 4HN
                                   ENGLAND

John G. Wakely                     Stolt Tank Containers Leasing Ltd.         Executive Vice President,
British                            British American Building                  Stolt-Nielsen S.A. and
                                   133 Front Street - 4th Floor               Chairman, Stolt Tank
                                   P.O. Box HM 3143                           Containers Leasing Ltd.
                                   Hamilton HM-12
                                   BERMUDA

Tom Ehret                          Stolt Offshore M.S. Limited                Director and Chief Executive
French                             Dolphin House                              Officer of Stolt Offshore S.A.
                                   Windmill Road
                                   Sunbury-on-Thames
                                   Middlesex TW16 7HT
                                   UNITED KINGDOM

James S. Lorentzen                 Stolt Sea Farm A.S.                        Chief Executive Officer,
Norwegian                          Grev Wedels Plass 5                        Stolt Sea Farm Holdings plc
                                   P.O. Box 370 Sentrum 0102 Oslo NORWAY

Otto H. Fritzner                   Stolt-Nielsen Transportation Group B.V.    Chief Executive Officer,
                                   Karel Doormanweg 25 Havenno. 565           Stolt-Nielsen Transportation
                                   3115 JD Schiedam                           Group Ltd.
                                   THE NETHERLANDS

                                                                      SCHEDULE B

I.       FIDUCIA

         Each person named below is a director or executive officer of Fiducia:

                                                                              Present Principal Occupation
      Name and Citizenship                    Business Address                        or Employment
----------------------------------   ------------------------------------    --------------------------------

Jacob Stolt-Nielsen                  c/o Stolt-Nielsen Limited               Chairman of the Board of
Norwegian                            Aldwych House                           Stolt-Nielsen S.A. and
                                     71-91 Aldwych                           Chairman of the Board of
                                     London WC2B 4HN                         Stolt Offshore S.A.
                                     ENGLAND

Jacob B. Stolt-Nielsen               Stolt-Nielsen Inc.                      Director and Executive Vice
Norwegian                            Eight Sound Shore Drive                 President, Stolt-Nielsen S.A.
                                     Greenwich
                                     Connecticut  06836

Niels G. Stolt-Nielsen               c/o Stolt-Nielsen Limited               Director and Chief Executive
Norwegian                            Aldwych House                           Officer, Stolt-Nielsen S.A.
                                     71-91 Aldwych
                                     London  WC2B 4HN
                                     ENGLAND

John G. Wakely                       Stolt Tank Containers Leasing Ltd.      Chairman, Stolt Tank
British                              British American Building               Containers Leasing Ltd. And
                                     133 Front Street - 4th floor            Executive Vice President,
                                     P.O. Box HM 3143                        Stolt-Nielsen S.A.
                                     Hamilton HM-12,
                                     BERMUDA

James M. MacDonald                   Conyers, Dill & Pearman                 Attorney - Bermuda
Bermudan                             Clarendon House
                                     2 Church Street
                                     P.O. Box HM 666 Hamilton HM CX, BERMUDA

Dawn C. Griffiths                    Conyers, Dill & Pearman                 Attorney - Bermuda
Bermudan                             Clarendon House
                                     2 Church Street
                                     P.O. Box HM 666 Hamilton HM CX, BERMUDA

                                                                              Present Principal Occupation
      Name and Citizenship                    Business Address                        or Employment
----------------------------------   ------------------------------------    --------------------------------
Catharine J. Lymbery                 Conyers, Dill & Pearman                  Corporate Administrator -
Bermudan                             Clarendon House                          Bermuda
                                     2 Church Street
                                     P.O. Box HM 666 Hamilton HM CX, BERMUDA

Charles G. Collis                    Conyers, Dill & Pearman                  Attorney - Bermuda
Bermudan                             Clarendon House
                                     2 Church Street
                                     P.O. Box HM 666 Hamilton HM CX, BERMUDA

                                  EXHIBIT INDEX
                                  -------------

          Exhibit No.    Description
          ----------     -----------

          1              Consent of Ansbacher (Cayman) Limited

          2              Consent of Ansbacher Bank and Trust Company
                         (Cayman) Limited

          3              Consent of Fiducia Ltd.

          4              Consent of Stolt-Nielsen S.A.

                                                                       EXHIBIT 1
                                                                       ---------

                      Consent of Ansbacher (Cayman) Limited
                      -------------------------------------

     The undersigned agrees that the Schedule 13D executed by Jacob Stolt-Nielsen to which this statement is attached as an exhibit is filed on behalf of Jacob Stolt-Nielsen, Ansbacher (Cayman) Limited, Ansbacher Bank and Trust Company (Cayman) Limited, Fiducia Ltd. and Stolt-Nielsen S.A. pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  July 16, 2004

                                         ANSBACHER (CAYMAN) LIMITED


                                         By: /s/ Melissa Evans
                                            ------------------------------------
                                            Name:  Melissa Evans
                                            Title: Authorized Signatory



                                         By: /s/ Steven O'Dwyer
                                            ------------------------------------
                                            Name:  Steven O'Dwyer
                                            Title: Authorized Signatory

                                                                       EXHIBIT 2
                                                                       ---------

          Consent of Ansbacher Bank and Trust Company (Cayman) Limited
          ------------------------------------------------------------

     The undersigned agrees that the Schedule 13D executed by Jacob Stolt-Nielsen to which this statement is attached as an exhibit is filed on behalf of Jacob Stolt-Nielsen, Ansbacher (Cayman) Limited, Ansbacher Bank and Trust Company (Cayman) Limited, Fiducia Ltd. and Stolt-Nielsen S.A. pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  July 16, 2004

                                         ANSBACHER BANK AND TRUST
                                         COMPANY (CAYMAN) LIMITED

                                         By: /s/ Melissa Evans
                                            ------------------------------------
                                            Name:  Melissa Evans
                                            Title: Authorized Signatory

                                         By:  /s/ Steven O'Dwyer
                                            ------------------------------------
                                            Name:  Steven O'Dwyer
                                            Title: Authorized Signatory

                                                                       EXHIBIT 3
                                                                       ---------

                             Consent of Fiducia Ltd.
                             -----------------------

         The undersigned agrees that the Schedule 13D executed by Jacob Stolt-Nielsen to which this statement is attached as an exhibit is filed on behalf of Jacob Stolt-Nielsen, Ansbacher (Cayman) Limited, Ansbacher Bank and Trust Company (Cayman) Limited, Fiducia Ltd. and Stolt-Nielsen S.A. pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  July 16, 2004

                                         FIDUCIA LTD.

                                         By: /s/ J.G. Wakely
                                            ------------------------------------
                                            Name:   J.G. Wakely
                                            Title:  Chairman

                                                                       EXHIBIT 4
                                                                       ---------

                          Consent of Stolt-Nielsen S.A.
                          -----------------------------

     The undersigned agrees that the Schedule 13D executed by Jacob Stolt-Nielsen to which this statement is attached as an exhibit is filed on behalf of Jacob Stolt-Nielsen, Ansbacher (Cayman) Limited, Ansbacher Bank and Trust Company (Cayman) Limited, Fiducia Ltd. and Stolt-Nielsen S.A. pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  July 16, 2004

                                         STOLT-NIELSEN S.A.

                                         By: /s/ N.G. Stolt-Nielsen
                                            ------------------------------------
                                            Name:  N.G. Stolt-Nielsen
                                            Title: Chief Executive Officer